Wolters Kluwer

File No. 82-2683

06013187

RECEIVED
2006 MAY -8 P 12:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

PRESS RELEASE

Contact: Caroline Wouters
Vice President
Corporate Communications
Wolters Kluwer nv

+ 31 (0)20 6070 459

press@wolterskluwer.com

Oya Yavuz
Vice President
Investor Relations
Wolters Kluwer nv

+ 31 (0)20 6070 407

ir@wolterskluwer.com

Wolters Kluwer Determination of the Stock Dividend Ratio

Amsterdam (May 5, 2006) - Wolters Kluwer, a leading multinational publisher and information services company, announces today the determination of the stock ratio of the dividend for 2005, as approved by the Annual General Meeting of Shareholders on April 26, 2006.

Following the official announcements in *Het Financieele Dagblad, De Officiële Prijscourant* and *De Telegraaf* of March 27, 2006 and April 27, 2006 Wolters Kluwer nv announces that the cash or stock distribution has been fixed as follows:

- €0.55 in cash

or

- for every 37 (depositary receipts of) ordinary shares (of par €0.12) one new (depository receipt of) ordinary share (of par €0.12) to be charged to the share premium reserve or if so desired to the other reserves.

PROCESSED
MAY 09 2006
THOMSON FINANCIAL

The cash distribution will be payable as of May 9, 2006.

About Wolters Kluwer

Wolters Kluwer is a leading multinational publisher and information services company. The company's core markets are health, corporate services, financial services, tax, accounting, legal, regulation, and education. Wolters Kluwer has annual revenues (2005) of €3.4 billion, employs approximately 18,400 people worldwide and maintains operations across Europe, North America and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its depositary receipts of shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices. For more information, see www.wolterskluwer.com.

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Forward-Looking Statements

This press release contains forward-looking statements. These statements may be identified by words such as "expect", "should", "could", "shall", and similar expressions. These statements are subject to risks and uncertainties, and actual results and events could differ materially from what is contemplated by the forward-looking statements. Factors which could cause actual results to differ from these forward-looking statements may include, without limitation, general economic conditions, conditions in the markets in which Wolters Kluwer is engaged, behavior of customers, suppliers and competitors, technological developments, legal and regulatory rules affecting Wolters Kluwer's businesses and other risks and uncertainties regarding the timing and closing of the transactions described above, including the risk that the acquisition fails to close. In addition, financial risks, such as currency movements, interest rate fluctuations, liquidity and credit risks could influence future results. The foregoing list of factors should not be construed as exhaustive. Wolters Kluwer disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.